Mail Stop 6010


							June 27, 2005



VIA U.S. MAIL AND FAX (732) 287-5566

Mr. Samuel Eichenbaum
Vice President, Finance, Chief Financial Officer and Treasurer
New Brunswick Scientific Company, Inc.
44 Talmadge Road
Edison, New Jersey 08817

	Re:	New Brunswick Scientific Company, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 31, 2005
      File No. 0-6994


Dear Mr. Eichenbaum:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Selected Financial Data, page 12

1. We see on March 21, 2005, you announced that as a result of the misapplication of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as it applies to three interest rate swaps for the years ended December 31, 2001, 2002 and 2003 and the previously released 2004 quarterly information, you restated the financial statements and selected financial data in your current filing to correct the referenced errors. We also see you have not amended your annual reports on Form 10-K or quarterly reports on Form
10-Q for the quarterly periods affected by the restatement.
Please
tell us why you did not amend the referenced periodic reports to correct your misapplication of SFAS 133. Provide us with a SAB 99 analysis to support your conclusions that the Form 10-K or quarterly reports on Form 10-Q for the quarterly periods affected by the restatement did not need to be amended. We may have further comments after reviewing your response.

Financial Statements, page 27

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 32

Revenue Recognition, page 37

2. We note your disclosure that revenue "is recognized in accordance with the F.O.B. shipping terms of orders, generally when products are shipped." Please tell us and revise future filings to describe those circumstances when revenue would be recognized at a different point in the sales process.

3. We noted that the company also provides certain contract fermentation services for which revenue is recorded at the time the materials are shipped to the customer. Please tell us and revise future filings to define customer acceptance and tell us how revenue recognition coincides with the point at which title transfers and when the customer takes possession of the product. Further, tell us how you considered EITF 00-21 in your revenue recognition policies.

Item 9A. Conclusions About Effectiveness of Disclosure Controls,
page
58

4. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except there existed a material weakness in the Company`s disclosure controls and procedures in 2004 and prior years, as detailed below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.


Form 10-Q for the quarter ended April 2, 2005

Note 3 - Interest rate swaps, page 8

5. We see that on April 1, 2005 you designated your three interest rate swaps as effective interest rate hedges and as such, the negative fair values of the swaps as of the designation date, which aggregated $146,000, will be recognized into income over the remaining lives of the interest rate swaps. Please tell us specifically why you believe the referenced change in the designation of the swaps to effective hedges complies with SFAS 133 or other applicable generally accepted accounting principles. We may have further comments after reviewing your response.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela
Crane,
Accounting Branch Chief, at (202) 551-3554.


								Sincerely,


								Jay Webb
								Reviewing Accountant


Mr. Samuel Eichenbaum
New Brunswick Scientific Company, Inc.
June 27, 2005
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